Exhibit 99.1

530-8th Avenue SW, 6th floor
February 21, 2020	Calgary AB, T2P 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities
      Toronto Stock Exchange
      New York Stock Exchange

Subject: CANADIAN NATURAL RESOURCES LIMITED

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 18, 2020
Record Date for Voting (if applicable) :	March 18, 2020
Beneficial Ownership Determination Date :	March 18, 2020
Meeting Date :	May 07, 2020
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	136385101	CA1363851017

Sincerely,

Computershare
Agent for CANADIAN NATURAL RESOURCES LIMITED